UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SONESTA INTERNATIONAL HOTELS CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.80 per share

(Title of Class of Securities)

835438409

(CUSIP Number)

Jennifer B. Clark

Sonesta Acquisition Corp.

Suite 300

Two Newton Place

255 Washington Street

Newton, Massachusetts 02458

With a copy to:

Margaret A. Cohen, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street, 31st Floor

Boston, Massachusetts 02108

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Sonesta Acquisition Corp.

2	Check the Appropriate Box if a Member of Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power (See Item 5) 0.00

	8	Shared Voting Power (See Item 5) 2,138,230

	9	Sole Dispositive Power (See Item 5) 0.00

	10	Shared Dispositive Power (See Item 5) 0.00

11	Aggregate Amount Beneficially Owned by Each Reporting Person (See Item 5) 2,138,230(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%(2)

14	Type of Reporting Person CO

(1)  The Reporting Person may be deemed to have beneficial ownership of the reported shares of the Class A common stock of the Issuer as a result of certain provisions contained in the Voting Agreement described in this Statement on Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Class A common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  This calculation is based on the 3,698,230 shares of Class A common stock issued and outstanding as of November 2, 2011.

1	Names of Reporting Persons PAC Merger Corp.

2	Check the Appropriate Box if a Member of Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power (See Item 5) 0.00

	8	Shared Voting Power (See Item 5) 2,138,230

	9	Sole Dispositive Power (See Item 5) 0.00

	10	Shared Dispositive Power (See Item 5) 0.00

11	Aggregate Amount Beneficially Owned by Each Reporting Person (See Item 5) 2,138,230(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%(4)

14	Type of Reporting Person CO

(3)  The Reporting Person may be deemed to have beneficial ownership of the reported shares of the Class A common stock of the Issuer as a result of certain provisions contained in the Voting Agreement described in this Statement on Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Class A common stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(4)  This calculation is based on the 3,698,230 shares of Class A common stock issued and outstanding as of November 2, 2011.

1	Names of Reporting Persons Adam D. Portnoy

2	Check the Appropriate Box if a Member of Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power (See Item 5) 0.00

	8	Shared Voting Power (See Item 5) 2,138,230

	9	Sole Dispositive Power (See Item 5) 0.00

	10	Shared Dispositive Power (See Item 5) 0.00

11	Aggregate Amount Beneficially Owned by Each Reporting Person (See Item 5) 2,138,230(5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%(6)

14	Type of Reporting Person IN

(5)  The Reporting Person may be deemed to have beneficial ownership of the reported shares of the Class A common stock of the Issuer because he is a controlling stockholder of Sonesta Acquisition Corp., which is a party to the Voting Agreement described in this Statement on Schedule 13D and the sole stockholder of PAC Merger Corp. which is also a party to the Voting Agreement.  Pursuant to Rule 13d-4, neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Class A common stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(6)  This calculation is based on the 3,698,230 shares of Class A common stock issued and outstanding as of November 2, 2011.

1	Names of Reporting Persons Barry M. Portnoy

2	Check the Appropriate Box if a Member of Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power (See Item 5) 0.00

	8	Shared Voting Power (See Item 5) 2,138,230

	9	Sole Dispositive Power (See Item 5) 0.00

	10	Shared Dispositive Power (See Item 5) 0.00

11	Aggregate Amount Beneficially Owned by Each Reporting Person (See Item 5) 2,138,230(7)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%(8)

14	Type of Reporting Person IN

(7)  The Reporting Person may be deemed to have beneficial ownership of the reported shares of the Class A common stock of the Issuer because he is a controlling stockholder of Sonesta Acquisition Corp., which is a party to the Voting Agreement described in this Statement on Schedule 13D and the sole stockholder of PAC Merger Corp. which is also a party to the Voting Agreement.  Pursuant to Rule 13d-4, neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Class A common stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(8)  This calculation is based on the 3,698,230 shares of Class A common stock issued and outstanding as of November 2, 2011.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of Class A common stock, par value $0.80 per share (the “Shares”), of Sonesta International Hotels Corporation, a New York corporation (“Issuer”).  The principal executive offices of the Issuer are located at 116 Huntington Avenue, Boston, Massachusetts 02116.

Item 2.	Identity and Background.

(a)—(c)  This Statement on Schedule 13D is being filed jointly on behalf of Sonesta Acquisition Corp. (f/k/a Property Acquisition Corp.), a Maryland corporation (“Parent”), PAC Merger Corp., a New York corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Adam D. Portnoy and Barry M. Portnoy, controlling stockholders of Parent.  Parent, Merger Sub, Adam D. Portnoy and Barry M. Portnoy are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”

Parent and Merger Sub were organized for the purpose of entering into, and completing the transactions contemplated by, the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 2, 2011, by and among Issuer, Parent and Merger Sub.  The principal executive offices of Parent and Merger Sub are located at Suite 300, Two Newton Place, 255 Washington Street, Newton, Massachusetts 02458.  Information as to each of the executive officers, directors and controlling stockholders of Parent and each of the executive officers and directors of Merger Sub, including Reporting Persons Adam D. Portnoy and Barry M. Portnoy, is set forth on Schedule I hereto, which is incorporated herein by reference.

(d)           None of the Reporting Persons or any of the directors or executive officers of Parent or Merger Sub has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           None of the Reporting Persons or any of the directors or executive officers of Parent or Merger Sub has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each director, executive officer and controlling stockholder of Parent and each director and executive officer of Merger Sub is a U.S. Citizen, including Adam D. Portnoy and Barry M. Portnoy.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Parties may be deemed to have acquired beneficial ownership of 2,138,230 Shares pursuant to the Voting Agreement (as defined below) and certain irrevocable proxies to vote Shares granted thereunder.

The Voting Agreement was entered into as an inducement to and condition to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement.  Parent and Merger Sub have requested that each Stockholder (as defined below) enter into the Voting Agreement, and each Stockholder has agreed to do so in order to induce Parent and Merger Sub to enter into, and in consideration of their entering into, the Merger Agreement.

Other than the consideration to be paid by Parent pursuant to the Merger Agreement, the Reporting Persons have paid no funds or other consideration in connection with the execution and delivery of the Voting Agreement, and therefore, no funds were used in connection with the transactions requiring the filing of this Statement on Schedule 13D.

The Merger Agreement, the Voting Agreement and the Purchase Agreement are described in more detail below in Item 4 of this Statement on Schedule 13D, which description is incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction.

(a)-(c)

Merger Agreement

On November 2, 2011, Parent, Merger Sub and Issuer entered into the Merger Agreement.  Pursuant to the Merger Agreement, Merger Sub will merge with and into Issuer (the “Merger”), and Issuer will continue as a wholly owned subsidiary of Parent as the surviving corporation (the “Surviving Corporation”).  At the effective time of the Merger, each outstanding Share (except for Shares held in the treasury of Issuer and any Shares owned by Parent, Merger Sub or any other wholly owned subsidiary of Parent or Issuer) will be converted into the right to receive $31.00 per Share in cash, without interest and less any applicable withholding taxes.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the stockholders of Issuer.

Voting Agreement

In order to induce Parent and Merger Sub to enter into the Merger Agreement, certain principal stockholders of Issuer (the “Stockholders”), who in the aggregate currently hold approximately 57.8% of the issued and outstanding Shares, entered into a Voting Agreement (the “Voting Agreement”) with Parent and Merger Sub.  Pursuant to the Voting Agreement, each Stockholder agreed, among other things, to vote all of its Shares owned, beneficially or of record, by such Stockholder (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and (ii) against any Acquisition Proposal (as that term is defined in the Merger Agreement) and any action that would reasonably be expected to adversely affect the Merger or the Merger Agreement.  In addition, each Stockholder agreed not to, either directly or indirectly, (i) transfer or encumber any of its Shares, (ii) grant any proxies, powers of attorney or other authorizations in or with respect to any of its Shares, (iii) deposit any of its Shares into a voting trust or enter into another voting agreement with respect to any of its Shares or (iv) take any action that would in any way restrict or delay such Stockholder from performing its obligations under the Voting Agreement or otherwise make any representation or warranty of such Stockholder under the Voting

Agreement untrue or incorrect.

Further, subject to the terms of the Voting Agreement, each Stockholder agreed that it would not, and would not authorize or permit its controlled affiliates or certain of its or its controlled affiliate’s representatives to directly or indirectly initiate, solicit or knowingly encourage any offer or proposal which is or would reasonably be expected to lead to any Acquisition Proposal or engage in any discussions or cooperate with any person that is seeking to make, or has made, an Acquisition Proposal.  Pursuant to the Voting Agreement, each Stockholder also irrevocably appointed the directors and officers of Parent as its proxy and attorney-in fact (with full power of substitution), for and in the name, place and stead of each such Stockholder, to, among other things, (i) vote all of such Stockholder’s Shares in accordance with the terms of the Voting Agreement and (ii) grant or withhold, consistent with the terms of the Voting Agreement, all written consents with respect to such Stockholder’s Shares.

The Voting Agreement and the proxies granted thereunder terminate upon the earlier of (i) the effective time of the Merger and (ii) the valid termination of the Merger Agreement in accordance with its terms.

Purchase Agreement

In conjunction with the Merger Agreement, Parent and Merger Sub entered into a Purchase Agreement (the “Purchase Agreement”) with Hospitality Properties Trust, a Maryland real estate investment trust (“HPT”).  The Purchase Agreement provides that following the consummation of the Merger, Parent will initiate a restructuring of the Issuer, which is expected to result in the Issuer owning only equity interests of the entities (the “Hotel Entities”) that own the Royal Sonesta Hotel Boston, in Cambridge, Massachusetts (the “Cambridge Hotel”) and lease the Royal Sonesta Hotel New Orleans, in New Orleans, Louisiana (the “New Orleans Hotel”), and the Hotel Entities owning only the real estate comprising the Cambridge Hotel and the leasehold for the New Orleans Hotel and related furniture, fixtures and equipment and certain other assets and in Parent or its subsidiaries (other than the Issuer and its subsidiary Hotel Entities) owning the other assets of the Issuer, including its management businesses and brands and assuming all liabilities of the Issuer, other than the liabilities associated with a mortgage loan secured by the Cambridge Hotel, income taxes, taxes related to retained assets and certain payables and other liabilities.  The Purchase Agreement provides, among other things, that HPT will advance the aggregate purchase price of approximately $150.5 million, less the amount of the outstanding principal and accrued interest, if any, owed on the mortgage loan secured by the Cambridge Hotel, for the Hotel Entities to Parent and Merger Sub for the purpose of Parent and Merger Sub consummating the Merger under the Merger Agreement.  The advancement of such purchase price to Parent and Merger Sub remains subject to, among other things, the satisfaction (or waiver) of the conditions to closing of the Merger in favor of Parent and Merger Sub set forth in the Merger Agreement.

(d)           The Merger Agreement provides that at the effective time of the Merger, the directors of Merger Sub shall become the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors have been duly elected, designated or qualified.  The Merger Agreement also provides that at the effective time of the Merger, the officers of Issuer, unless otherwise requested by Parent, shall become the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors have been duly elected, designated or qualified.

(f)            The information set forth in Item 4 as to the Purchase Agreement is incorporated herein by reference.

(g)           Upon consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation will be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the effective time of the Merger; provided, however, that the Certificate of Incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation shall be “Sonesta International Hotels Corporation”.  The Bylaws of the Surviving Corporation shall be the Bylaws of Merger Sub as in effect immediately prior to the Merger, except that references to Merger Sub’s name shall be replaced by references to the Surviving Corporation’s name.

(h)-(i)      Following consummation of the Merger, Parent intends that the Shares will be delisted from The NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

The foregoing summary description of the Merger Agreement, the Voting Agreement and the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Merger Agreement, the Voting Agreement and the Purchase Agreement, copies of which are referenced as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     As a result of the Voting Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of 2,138,230 Shares, which represents in the aggregate approximately 57.8% of the Shares, as follows: Parent, as a party to the Voting Agreement; Merger Sub, as a party to the Voting Agreement; Adam D. Portnoy, as a controlling stockholder of Parent, which is a party to the Voting Agreement and the sole stockholder of Merger Sub; and Barry M. Portnoy, as a controlling stockholder of Parent.

All of the percentages calculated in this Statement on Schedule 13D are based upon an aggregate of 3,698,230 Shares as of November 2, 2011, as disclosed in the Merger Agreement.  The number of Shares that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 2,138,230, (iii) sole dispositive power is none and (iv) shared dispositive power is none.  The filing of this Statement on Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purposes of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Shares covered in this Statement on Schedule 13D, and the Reporting Persons expressly disclaim such beneficial ownership.

The information set forth in Item 4 as to the Merger Agreement and the Voting Agreement is incorporated herein by reference.

(c)           To the knowledge of each of the Reporting Persons, except for the Merger Agreement,

the Voting Agreement and the Purchase Agreement, and the transactions contemplated by those agreements, none of the Reporting Persons and none of the directors or executive officers of Parent or Merger Sub have effected any transaction in the Shares during the past 60 days.  The information set forth in Item 4 is incorporated herein by reference.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement on Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1

Agreement and Plan of Merger, dated as of November 2, 2011, by and among Property Acquisition Corp. (a/k/a Sonesta Acquisition Corp.), PAC Merger Corp. and Sonesta International Hotels Corporation (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sonesta International Hotels Corporation with the U.S. Securities and Exchange Commission on November 3, 2011).

99.2

Voting Agreement, dated as of November 2, 2011, by and among Property Acquisition Corp. (a/k/a Sonesta Acquisition Corp.), PAC Merger Corp. and certain stockholders of Sonesta International Hotels Corporation (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Sonesta International Hotels Corporation with the U.S. Securities and Exchange Commission on November 3, 2011).

99.3

Purchase Agreement, dated as of November 2, 2011, among Property Acquisition Corp. (a/k/a Sonesta Acquisition Corp.), PAC Merger Corp. and Hospitality Properties Trust (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Hospitality Properties Trust with the U.S. Securities and Exchange Commission on November 8, 2011).

99.4	Joint Filing Agreement dated November 14, 2011, among Sonesta Acquisition Corp., PAC Merger Corp., Adam D. Portnoy and Barry M. Portnoy, pursuant to Rule 13d-1(k)(1).*

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011

SONESTA ACQUISITION CORP.

By:	/s/ Jennifer B. Clark
	Name:	Jennifer B. Clark
	Title:	Secretary

PAC MERGER CORP.

By:	/s/ Jennifer B. Clark
	Name:	Jennifer B. Clark
	Title:	Secretary

/s/ Adam D. Portnoy
Adam D. Portnoy

/s/ Barry M. Portnoy
Barry M. Portnoy

SCHEDULE I

The directors, executive officers and controlling stockholders of Parent and the directors and executive officers of Merger Sub are as follows: Adam D. Portnoy is the President, a director and a controlling stockholder of Parent and the President and a director of Merger Sub; Barry M. Portnoy is the Treasurer, a director and a controlling stockholder of Parent and the Treasurer and a director of Merger Sub; and Jennifer B. Clark is the Secretary and a director of both Parent and Merger Sub.  The principal business address and phone number of each such director, executive officer and controlling stockholder of Parent and each such director and executive officer of Merger Sub is Suite 300, Two Newton Place, 255 Washington Street, Newton, Massachusetts, 02458, Tel. (617) 796-8390.

The following table sets forth the present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of such directors, executive officers and controlling stockholders of Parent and such directors and executive officers of Merger Sub.

Name	Principal Occupation or Employment

Adam D. Portnoy

Mr. Adam D. Portnoy has been a Managing Trustee of several Maryland real estate investment trusts including CommonWealth REIT (“CWH”), HPT, Senior Housing Properties Trust (“SNH”) and Government Properties Income Trust (“GOV”), since May 2006, January 2007, May 2007 and February 2009, respectively. Mr. Portnoy has been an Interested Trustee of RMR Real Estate Income Fund and RMR Asia Pacific Real Estate Fund and their predecessor funds since February 2009. Mr. Portnoy has served as a Director of Affiliates Insurance Company (“AIC”) since November 2008. He has been President of CWH since January 2011 and was an Executive Vice President of CWH from 2003 through 2006. He was President of GOV from February 2009 until January 2011. Mr. Portnoy has been an executive officer of Reit Management & Research LLC (“RMR”), a Delaware limited liability company principally engaged in the business of providing management services to real estate companies and real estate based operating companies, since 2003 and currently is the President, Chief Executive Officer and a Director of RMR. Additionally, Mr. Portnoy is an owner of RMR and of RMR Advisors, Inc., a U.S. Securities and Exchange Commission registered investment advisor (“RMR Advisors”). Mr. Portnoy has been President and Director of RMR Advisors since 2007 and was a Vice President prior to that time since 2003. He has also been President of RMR Real Estate Income Fund and RMR Asia Pacific Real Estate Fund since June 2009, was President of each of their predecessor funds from 2007 until its merger in June 2009 into its successor and was President of RMR Funds Series Trust from its formation in August 2007 until its dissolution in April 2009.

Barry M. Portnoy

Mr. Barry M. Portnoy has been a Managing Trustee of CWH, HPT, SNH and GOV since 1986, 1995, 1999 and February 2009, respectively. He has been a Managing Director of Five Star Quality Care, Inc. (“FVE”), a Maryland corporation principally engaged in the business of operating senior living communities, and of TravelCenters of America LLC (“TA”), a Delaware limited liability company principally engaged in operating and franchising travel centers, since 2001 and 2006, respectively. Mr. Portnoy has served as a Director of AIC since November 2008. Mr. Portnoy is an owner of RMR and RMR Advisors. Mr. Portnoy has been an owner and a Director of RMR (and its predecessor) since its founding in 1986, an employee since 1996 and the Chairman of RMR since 1998, and a Director and Vice President of RMR Advisors since 2002. Mr. Portnoy has been an Interested Trustee of RMR Real Estate Income Fund and RMR Asia Pacific Real Estate Fund since June 2009, was an Interested Trustee of each of their predecessor funds from shortly after its formation (the earliest of which was in 2002) until its merger in June 2009 into its successor and was an Interested Trustee of RMR Funds Series Trust from shortly after its formation in August 2007 until its dissolution in April 2009.

Jennifer B. Clark

Ms. Jennifer B. Clark has been the Executive Vice President and General Counsel of RMR since 2008 (Senior Vice President from 2006 to 2008 and Vice President from 1999 to 2006); Secretary of HPT since 2008 (Assistant Secretary from 1998 to 2008); Secretary of SNH since 2008 (Assistant Secretary from 1998 to 2008); Secretary of CWH since 2008 (Senior Vice President from 1999 to 2008); Assistant Secretary of FVE since 2001; Secretary of RMR Advisors since 2002; Secretary of TA since 2007; President and Secretary of AIC since 2008; and Secretary of GOV since 2009.